UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number:      001-57467

Celanese AG

(Exact name of registrant as specified in its charter)

Frankfurter Strasse 111, 61476 Kronberg/Taunus, Germany, Telephone: (+49) 69 305 16000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☑	Rule 12h-3(b)(2)(i)	☑
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Celanese AG has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 1, 2007	By:	/s/ Dr. Tino Preissler
Name: Dr. Tino Preissler
Title: Proxy Holder

	By:	/s/ Dr. Jan-Mathias Kuhr
Name: Dr. Jan-Mathias Kuhr
Title: Proxy Holder

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.